UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Hughes, Keith W.
   250 E. Carpenter Freeway
   Irving, TX  75062-2729
2. Issuer Name and Ticker or Trading Symbol
   Associates First Capital Corporation
   AFS
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   12/97
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Chairman and Chief Executive Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Class A Common Stock       |12/01/|P (1| |10.8317           |A  |$64.625    |                   |D     |                           |
                           |1997  |)   | |                  |   |           |                   |      |                           |
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Class A Common Stock       |12/14/|P(1)| |10.2564           |A  |$68.25     |56,982.4328        |      |                           |
                           |1997  |    | |                  |   |           |                   |      |                           |
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Class A Common Stock       |      |    | |                  |   |           | 2,595.955 (2)     |I     |By 401(k) Plan             |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
Phantom Stock Units   |1-for-1 |12/19|J (3|V|7.884      |A  |(3)  |(3)  |Class A Comm|7.884  |$68.38 |            |D  |            |
                      |        |/1997|)   | |           |   |     |     |on Stock    |       |       |            |   |            |
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Phantom Stock Units   |1-for-1 |12/30|J (3|V|7.847      |A  |(3)  |(3)  |Class A Comm|7.847  |$72.00 |191.251     |D  |            |
                      |        |/1997|)   | |           |   |     |     |on          |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
1. These shares were purchased through payroll deduction pursuant to the company's employee stock purchase plan.
2. These shares are included within the 10,319.284 Units acquired under the exemption provided by Rule 16b-3(c).
3. The reported phantom stock units were acquired pursuant to the company's excess benefit plan and will be settled upon the reporting person's retirement or other termination of service. The acquisition of these units was made under the exemption provided by Rule 16b-3(c).
SIGNATURE OF REPORTING PERSON
Frederic C. Liskow signing on behalf of Keith W. Hughes
DATE
January 8, 1998